Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On April 28, 2017, SGOCO International (HK) Limited (“SGOCO International”), a wholly-owned subsidiary of SGOCO Group, Ltd. (the “Company”), entered into a Share Sale and Purchase Agreement with Full Linkage Limited (the “Agreement”) pursuant to which SGOCO International acquired all of the issued and outstanding capital stock of Century Skyway Limited (“CSL”), which was owned by the Seller. In consideration for the acquisition of Century, SGOCO International paid to the Seller $32,600,000 and SGOCO issued to the Seller 1,500,000 of its ordinary shares (the “Shares”). The consummation of the transactions contemplated by the Share Sale and Purchase Agreement occurred on May 10, 2017.

There was no significant accounting policy differences or other items which required adjustment in the accompanying unaudited pro forma condensed consolidated financial statements.

No pro forma balance sheet is presented as the acquisition of CSL is already reflected in the historical consolidated balance sheet of the Company as of June 30, 2017, as included in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2017.

The accompanying unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2017 and the period from September 28, 2016 (inception) to December 31, 2016 give effect to the acquisition as if it had been consummated on January 1, 2017 and September 28, 2016.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements of CSL (included herein) as well as those of the Company. The historical consolidated financial statements referred to above for the Company were included Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2017 and the Annual Report on Form 20-F for the year ended December 31, 2016. The historical financial statements referred to above for CSL were included in the Company’s Form 6-K/A filed with the SEC on June 29, 2018.

The accompanying unaudited pro forma condensed consolidated financial information and the historical consolidated financial information presented herein should be read in conjunction with the historical consolidated financial statements and notes thereto for the Company.

The unaudited pro forma condensed consolidated statements of operations include pro forma adjustments which reflect transactions and events that (a) are directly attributable to the acquisition of CSL, (b) are factually supportable and (c) with respect to the condensed statements of operations, have a continuing impact on consolidated results. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial information does not reflect future events that may occur after the acquisition. The unaudited pro forma condensed consolidated financial information is provided for informational purposes only and is not necessarily indicative of the results of operations that would have occurred if the acquisition of CSL had occurred on January 1, 2017 and September 28, 2016 nor is it necessarily indicative of the Company's future operating results. The pro forma adjustments are subject to change and are based upon currently available information and certain assumptions that the Company believes are reasonable.

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SGOCO GROUP, LTD. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(In thousands of U.S. dollars except share and per share data)

	CSL and subsidiary	SGOCO GROUP, LTD. AND SUBSIDIARIES	Pro Forma adjustments	Pro Forma adjustments	Pro Forma
	(A)	(B)	(a)	(b)
REVENUES	$-	$17	-		$17

COST OF GOODS SOLD	-	15	-		15

GROSS PROFIT	-	2	-		2

OPERATING EXPENSES:
Selling expenses	-	1			1
General and administrative expenses	58	2,935	(11)	656	3,638
Total operating expenses	58	2,936			3,639

LOSS FROM OPERATIONS	(58)	(2,934)			(3,637)

OTHER INCOME (EXPENSES):
Interest income	-	132			132
Other income (expense), net	-	18			18
Change in fair value of warrant derivative liability	-	81			81
Total other income (expenses), net	-	231			231

LOSS BEFORE PROVISION FOR INCOME TAXES	(58)	(2,703)			(3,406)

INCOME TAX CREDIT	-	269		164	433
NET LOSS	$(58)	$(2,434)			$(2,973)

LOSS PER SHARE:
Basic		$(0.24)			$(0.25)
Diluted		$(0.24)			$(0.25)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic		10,312,893			11,812,893 (c)
Diluted		10,312,893			11,812,893 (c)

(A)	Source: unaudited financial statements of CSL on Form 6-K/A for the six months ended June 30, 2017.
(B)	Source: unaudited financial statements of SGOCO Group, Ltd. on Form 6-K for the six months ended June 30, 2017.

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SGOCO GROUP, LTD. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of U.S. dollars except share and per share data)

	CSL	SGOCO GROUP, LTD. AND SUBSIDIARIES	Pro Forma adjustments	Pro Forma
	(A)	(B)	(b)
REVENUES	$-	$5,069		5,069

COST OF GOODS SOLD	-	4,867		4,867

GROSS PROFIT	-	202		202

OPERATING EXPENSES:
Selling expenses	-	55		55
General and administrative expenses	20	4,115	492	4,627
Total operating expenses	20	4,170		4,682

LOSS FROM OPERATIONS	(20)	(3,968)		(4,480)

OTHER INCOME (EXPENSES):
Interest income	-	121		121
Interest expense	-	(15)		(15)
Loss on change in fair value of convertible notes	-	(1,500)		(1,500)
Total other income (expenses), net	-	(1,394)		(1,394)

LOSS BEFORE PROVISION FOR INCOME TAXES	(20)	(5,362)		(5,874)

INCOME TAX CREDIT	-	315	123	438
NET LOSS	(20)	(5,047)		(5,436)

LOSS PER SHARE:
Basic		(0.68)		(0.70)
Diluted		(0.68)		(0.70)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic		7,422,208		7,811,552 (c)
Diluted		7,422,208		7,811,552 (c)

(A)	Source: audited financial statements of CSL on Form 6-K/A for the period from September 28, 2016 (inception) to December 31, 2016
(B)	Source: audited financial statements of SGOCO Group, Ltd. on Form 20-F for the year ended December 31, 2016.

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SGOCO GROUP, LTD.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

Description of Transaction and Basis of Presentation

The unaudited pro forma condensed consolidated statements of operations are based upon (a) the historical consolidated financial statements of the Company, which were included in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2017 for the six months ended June 30, 2017 and its Annual Report on Form 20-F for the year ended December 31, 2016; and (b) the historical financial statements of CSL, which were included in the Company’s Form 6-K/A filed with the SEC on June 29, 2018.

The unaudited pro forma condensed consolidated statement of operations reflect the acquisition by the Company of CSL as if the acquisition had been consummated on September 28, 2016 (inception of CSL) and January 1, 2017 (the first day of the Company’s 2017 fiscal year), respectively.

No pro forma balance sheet is presented as the acquisition of CSL is already reflected in the historical consolidated balance sheet of the Company as of June 30, 2017, as included in its Form 6-K filed with the SEC on December 1, 2017.

Pro Forma Adjustments

The following pro forma adjustments are included in the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2017 and the year ended December 31, 2016:

(a)	Reflects the elimination of post-acquisition historical expenses of CSL and its subsidiary being consolidated in the historical condensed consolidated statement of operations of SGOCO Group, Ltd.

(b)	Includes the amortization of the acquired intangible assets of CSL

(c)	Weighted average shares outstanding was calculated assuming all shares issued for the acquisition of CSL were outstanding as of September 28, 2016 (inception of CSL).

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